March 7, 2018

United States Securities & Exchange Commission

100 F Street, NE

Washington, DC 20549

RE: SW Innovative Holdings, Inc.

       Offering Statement on Form 1-A

Filed on February 9, 2018

File No. 024-10801

Dear Mr. Shainess,

This letter is in response to your letter dated February 23, 2018.

Answer to question 1:

Please see Page 14 of the amended Form 1-A

Answer to Question 2:

Please see page 25 of the amended Form 1-A.

Question 3:

Please see page 28 of the amended Form 1-A

Question 4 through 7:

Please see the amended Form 1-Z that is filed

Question 8:

Please see the exhibits which are filed with the amended Form 1-Z

Thank you,

/s/ Norman George

Mr. Norman George

President

SW Innovative Holdings, Inc.